                              SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549

                                        Schedule 13D/A
                          Under the Securities Exchange Act of 1934
                                      (Amendment No. 12)

                                    Quanta Services, Inc.
                                    ---------------------
                                       (Name of Issuer)

                               Common Stock, $0.00001 par value
                               --------------------------------
                                (Title of Class of Securities)

                                          74762E102
                                          ---------
                                        (CUSIP Number)

   Leslie J. Parrette, Jr., Senior Vice President, General Counsel and Corporate Secretary
   ---------------------------------------------------------------------------------------
                                    UtiliCorp United Inc.
                                    ---------------------
               20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
               ----------------------------------------------------------------
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)

                                      September 24, 2001
                   (Date of Event which Requires Filing of this Statement)

If the  filing  person  has  previously  filed a  statement  on  Schedule  13G to  report  the acquisition  that is the subject of this Schedule 13D, and is filing this schedule  because of
Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.

NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including all  exhibits.  Seess. 240.13d-7(b)  for other parties to whom copies are to be sent.

The  information  required  on the  remainder  of this  cover  page  shall not be deemed to be
"filed"  for the  purpose of  Section 18 of the  Securities  Exchange  Act of 1934  ("Act") or
otherwise  subject to the  liabilities  of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     CUSIP No. 74762E102
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       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 UtiliCorp United Inc.    #440541877
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       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                   (a)
                   (b)  X
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       3         SEC USE ONLY
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       4         SOURCE OF FUNDS (See Instructions)

                 WC, BK
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       5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
                 2(e)

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       6         CITIZENSHIP OR PLACE OR ORGANIZATION

                 Delaware
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   NUMBER OF         7      SOLE VOTING
     SHARES                 POWER
  BENEFICIALLY
 OWNED BY EACH              [27,444,779 + new purchases on 9/27]
   REPORTING
  PERSON WITH
                 --------------------------------------------------------------------------------
                     8      SHARED VOTING
                            POWER
                            None*
                 --------------------------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                            [27,444,779 + new purchases on 9/27]
                 --------------------------------------------------------------------------------
                     10     SHARED DISPOSITIVE
                            POWER
                            None
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       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 [27,444,779 + new purchases on 9/27]
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       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
                 Instructions)
                               X
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       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 [36.15 + points resulting from 9/27 purchases]%**
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       14        TYPE OF REPORTING PERSON (See Instructions)
                 CO
-------------------------------------------------------------------------------------------------

*   This  representation is qualified by the fact that, as described in Item 4 of the Schedule
    13D,  UtiliCorp  has the  ability to vote or direct the vote of the shares  subject to the
    Stockholder's   Voting  Agreements  only  in  two  limited,   tax-related   circumstances.
    UtiliCorp expressly disclaims  beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Voting Agreements.

**  The  percentage  reflected in row 13 above is obtained by using  75,923,049  shares as the denominator (in accordance with Rule  13(d)3(d)(1)(i)(D)).  This denominator includes: (a)
    58,698,244  shares of  Issuer's  issued and  outstanding  Common  Stock (as  indicated  in
    Issuer's Form 10-Q filed on August 14, 2001), and (b) the approximately  17,224,805 shares of Common  Stock into which  Issuer's  Convertible  Preferred  Stock held by  UtiliCorp is convertible.

Also note that the percentage of Common Stock owned by UtiliCorp on a diluted basis is approximately [35.39 +]%. This diluted percentage is obtained by using
77,550,547 shares as the denominator, which includes (a) the 75,923,049 shares discussed in the previous paragraph, and (b) 1,627,498 shares of Limited Vote
Common Stock (as indicated in Issuer's Form 10-Q filed on August 14, 2001).
UtiliCorp's ownership can be further diluted by (x) other classes of Issuer's securities that can be converted into Common Stock and (y) shares of Common
Stock issuable under Issuer's Stock Option Plan.

                               AMENDMENT NO. 12 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

     All information herein with respect to UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), and the common stock, par value $0.00001 per share
(the "Common Stock"), of Quanta Services, Inc., a Delaware corporation
("Issuer"), is correct to the best knowledge and belief of UtiliCorp. The
Schedule 13D originally filed on October 4, 1999 on behalf of UtiliCorp and eleven amendments thereto filed on October 8, 1999, October 14, 1999, October
20, 1999, October 26, 1999, November 9, 1999, January 13, 2000, April 26, 2000,
May 25, 2000, June 19, 2000, July 17, 2000 and May 23, 2001, respectively, on behalf of UtiliCorp are incorporated by reference and amended as follows.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; ITEM 4. PURPOSE OF
TRANSACTION; ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Between September 24, 2001 and September 27, 2001, UtiliCorp purchased
[914,800 + 9/27 purchases] shares of Common Stock in a series of broker-assisted purchases on the open market for an aggregate purchase price of $[11,512,924+].
These purchases were funded by a combination of working capital and short-term debt.

     Subject to availability, price and other considerations, UtiliCorp intends to increase its percentage of ownership of Issuer to a percentage that will enable it to enjoy the benefits of financial statement consolidation for accounting purposes. To satisfy the accounting requirements necessary to allow
UtiliCorp to consolidate Issuer's financial statements with its own financial statements, UtiliCorp must own a number of shares sufficient to give it the ability to control the policies and direction of Issuer's management. Presently, the number of shares owned by UtiliCorp is insufficient to meet this requirement. UtiliCorp does not have any current plans or proposals to complete, or cause to be completed, any major changes in Issuer's business or corporate structure, including a business combination of Issuer with UtiliCorp or any other person, a sale of all or substantially all of Issuer's assets, a change in the direction of the management of Issuer, or a change in the policies of the board of directors of Issuer.

     The newly purchased Common Stock described in the first paragraph represents [1.31+]% of Issuer's outstanding securities (calculated in accordance with Rule 13(d)3(d)(1)(i)(D)), or [1.18+]% on a diluted basis. In the aggregate,
UtiliCorp beneficially owns [27,444,779 + new purchases on 9/27] shares of
Issuer's Common Stock, which represent [36.15+]% of Issuer's outstanding securities (calculated in accordance with Rule 13(d)3(d)(1)(i)(D)), or [35.39+]%
on a diluted basis.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2001                  UtiliCorp United Inc.

                                            By:  /s/ Leslie J. Parrette, Jr.
                                                Name:   Leslie J. Parrette, Jr.
                                                Title:  Senior  Vice  President,
                                                        General  Counsel
                                                        and Corporate Secretary